U.S. SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549
                                                FORM 12b-25

                                          NOTIFICATION OF LATE FILING

[ ] Form 1O-K   [ ] Form 11-K   [x ] Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    __________________________________________
   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

         Full Name of Registrant: Intermedia Marketing Solutions, Inc.

         Former Name if Applicable:
                                      --------------------------------------

         Address of Principal Executive Office: 2001 W. Sample Rd., Suite 101

         City, State and Zip Code:  Pompano Beach, Florida 33064




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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated  without  unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.

[  ](c)      The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III -  Narrative

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Form 10-QSB cannot be filed within the prescribed time period because of additional time is required by Registrant's management to finalize the necessary financial information for the Form 10-QSB.

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Part IV - Other Information

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(1)Name and telephone number of person to contact in regard to this notification:
               Brad Hacker,              (954) 969-1010

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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X] Yes                          [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ] Yes                          [X]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Intermedia Marketing Solutions, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                         INTERMEDIA MARKETING SOLUTIONS, INC.


                              By:  /s/    Brad Hacker
                              Name: Brad Hacker
                              Its: Chief Financial Officer

Date: November 14, 2002